05039995

SECURITI

3-22

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED MAR 0 1 2005 WASH, D.C. 202

SEC FILE NO.
8-46612

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Arbordale Hedge Investments, Inc.

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

208 South La Salle Street Suite # 1335
(No. and Street)

Chicago	Illinois	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Tucker (312) 658-0886
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael J. Liccar & Co. CPA'S
(Name -- if individual, last, first, middle name)

53 West Jackson Blvd., Suite 1250	Chicago	Illinois	60604
(Address)	(City)	(State)	(Zip Code)

PROCESSED MAR 3 1 2005 THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* Claims for extensions from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (2-89)

AA 3/30/2005

3/23

OATH OR AFFIRMATION

I, Philippe Leopando, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting scheduled pertaining to the firm of

Arbordale Hedge Investments, Inc., as of

December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Executive Vice President, Secretary and Treasurer
Title

Subscribed and sworn to before me
this 25th Day of February 2005
in Chicago, County of Cook, State of Illinios
Notary Public

"OFFICIAL SEAL"
Tomi L. Samuels
Notary Public, State of Illinois
My Commission Exp. 12/04/2008

This report contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ARBORDALE HEDGE INVESTMENTS, INC.
(an Illinois Corporation)
FINANCIAL STATEMENTS AND SUPPORTING
SCHEDULES PURSUANT TO RULE 17a-5
OF THE SECURITIES AND EXCHANGE COMMISSION

as of December 31, 2004

Contents

	Page
Independent Auditors' Report	5
Statement of Financial Condition	6
Statement of Income	7
Statement of Changes in Stockholder's Equity	8
Statement of Cash Flows	9
Notes to Financial Statements	10
Supplementary Schedules:	
Computation of Net Capital	14
Computation for Determination of Reserve Requirements for Broker-Dealers Under Rule 15c3-3	16
Independent Auditors' Report on Internal Accounting Control	17

MICHAEL J. LICCAR & CO.
Certified Public Accountants

MEMBER
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

INDEPENDENT AUDITORS' REPORT

To the Sole Stockholder of
Arbordale Hedge Investments, Inc.
Chicago, Illinois

We have audited the accompanying statement of financial condition of Arbordale Hedge Investments, Inc. as of December 31, 2004, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Arbordale Hedge Investments, Inc. as of December 31, 2004, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules on pages 14 through 16 inclusive are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are schedules required by Rule 17a-5 of the Securities and Exchange Commission. Such schedules have been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Certified Public Accountants

Chicago, Illinois
February 25, 2005

53 West Jackson Boulevard · Suite 1250 · Chicago, Illinois 60604
(312) 922 · 6600 (800) 922 · 6604 Fax (312) 922 · 0315
www.liccar.com

ARBORDALE HEDGE INVESTMENTS, INC.
(an Illinois Corporation)
Statement of Financial Condition
December 31, 2004

Assets

Cash in bank	$	56,185
Fees receivable		479,522
Equipment and furnishings (net of accumulated depreciation of $27,695)		32
Total assets	$	535,739

Liabilities and Stockholder's Equity

Liabilities

Accounts payable and accrued expenses	$	2,649
Dividend payable		25,279
Illinois personal property replacement taxes payable - current		5,268
Total liabilities	$	33,196

Stockholder's Equity

Common stock, at stated value, (1,000 shares authorized, 110 shares issued and outstanding)	$	100
Additional Paid in Capital		38,400
Retained earnings		464,043
Total stockholder's equity	$	502,543
Total liabilities and stockholder's equity	$	535,739

The accompanying notes are an integral part of these financial statements.

ARBORDALE HEDGE INVESTMENTS, INC.
(an Illinois Corporation)
Statement of Income
For the Year Ended December 31, 2004

Revenue		
Fee income	$	687,357
Interest income		497
Total revenue	$	687,854
Expenses		
Director's fees	$	212,500
Compensation and related benefits		65,655
Rent and occupancy		27,499
Professional fees		8,557
Insurance		4,114
Office		169
Regulatory fees		7,428
Communications		2,391
Depreciation		144
Other		7,152
Total expenses	$	335,609
Income before provision for income taxes	$	352,245
Provision for income taxes: Illinois personal property replacement tax - current		5,548
Net income	$	346,697

The accompanying notes are an integral part of these financial statements.

ARBORDALE HEDGE INVESTMENTS, INC.
(an Illinois Corporation)
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2004

	Statement of Changes in Stockholder's Equity			
	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at January 1, 2004	$ 100	$ 38,400	$ 489,322	$ 527,822
Net income	-	-	346,697	346,697
Distributions to stockholder	-	-	(371,976)	(371,976)
Balance at December 31, 2004	$ 100	$ 38,400	$ 464,043	$ 502,543

The accompanying notes are an integral part of these financial statements.

ARBORDALE HEDGE INVESTMENTS, INC.
(an Illinois Corporation)
Statement of Cash Flows
For the Year Ended December 31, 2004

Cash Flows Provided By Operating Activities:				
Net income			$	346,697
Adjustments to reconcile net income to net cash used in operating activities:				
Depreciation expense	$	144		
Net change in:				
Fees receivable		(99,143)		
Other assets		6,783		
Accounts payable and accrued expenses		1,643		
Dividend payable		25,279		
Illinois personal property replacment taxes payable-current		(3,951)		
Total adjustments			$	(69,245)
Net cash provided by operating activities			$	277,452
Cash Flows (Applied To) Financing Activities:				
Shareholder distributions	$	(371,976)		
Net cash (applied to) financing activities			$	(371,976)
Net (decrease) in cash			$	(94,524)
Cash Balance December 31, 2003			$	150,709
Cash Balance December 31, 2004			$	56,185

The accompanying notes are an integral part of these financial statements

ARBORDALE HEDGE INVESTMENTS, INC.
(an Illinois Corporation)
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2004

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies which have been followed in preparing the accompanying financial statements is set forth below.

Nature of Business
Arbordale Hedge Investments, Inc. was incorporated on August 11, 1993 in the State of Illinois for various purposes including, but not limited to, the sale of direct participation programs ("DPP"). The Company's income is derived primarily from fees received in conjunction with its marketing of DPPs.

The Company is registered as a broker/dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. ("NASD"). Its activities are limited to the sale of DPPs.

The Company does not hold customer funds or securities. Consequently, it is not subject to the Reserve Requirement as defined in Rule 15c3-3 under the Securities Exchange Act of 1934.

Income Taxes
The Company has elected to be treated as an "S Corporation" for federal tax purposes under the Internal Revenue Code, as amended. Consequently, for federal and state income tax purposes, the Company's income is directly taxable to the individual shareholders. However, the Company is subject to the Illinois Personal Property Replacement Tax of 1.5% of net income, as defined.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities (and disclosures of contingent assets and liabilities) at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - COMMITMENTS

The Company entered into a noncancelable lease agreement for office space, which expires on June 30, 2005. At December 31, 2004, the aggregate minimum annual rental commitments under the lease are as follows:

Year	Amount
2005	$14,053

Under terms of the agreement, the Company is also subject to rent escalations due to increases in taxes and expenses of the Landlord. Rent expense for the year ended December 31, 2004 was approximately $27,500.

NOTE 3 - MINIMUM CAPITAL REQUIREMENTS

As a registered "DPP" securities dealer the Company is subject to a minimum net capital requirement under (Rule 15c3-1) under the Exchange Act of 1934. The minimum is the greater of $5,000 or one-fifteenth of aggregate indebtedness, as defined. As of December 31, 2004 the Company had net capital requirements and net capital of $5,000 and $22,289, respectively.

The net capital requirements could effectively restrict the payment of cash distributions, the purchase by the Company of its own stock and the making of unsecured loans to the shareholders.

NOTE 4 - OFF BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company does not carry customer securities accounts as defined by Rule 15c3-3 of the Securities Exchange Act of 1934. Securities transactions are processed by the general partners or managers of the DPPs on a fully disclosed basis. In conjunction with this arrangement, the Company could become contingently liable for any unsecured debit

NOTE 4 - OFF BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK (continued)

balances in a customer account which introduced by the Company. These customer activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations.

SUPPLEMENTARY SCHEDULES

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
ARBORDALE HEDGE INVESTMENTS **as of December 31, 2004**

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition				$	502,543	3480
2.	Deduct ownership equity not allowed for Net Capital						3490
3.	Total ownership equity qualified for Net Capital					502,543	3500
4.	Add:						
	A. Liabilities subordinated to the claims of general creditors allowable in computation of net capital						3520
	B. Other (deduction) or allowable credits (List)						3525
5.	Total capital and allowable subordinated liabilities				$	502,543	3530
6.	Deductions and/or charges:						
	A. Total nonallowable assets from Statement of Financial Condition	$	479,553	3540			
	B. Secured demand note deficiency			3590			
	C. Commodity futures contracts and spot commodities-propriety capital charges			3600			
	D. Other deductions and/or charges			3610		(479,553)	3620
7.	Other additions and/or allowable credits (List)						3630
8.	Net capital before haircuts on securities positions				$	22,989	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f):						
	A. Contractual securities commitments	$		3660			
	B. Subordinated securities borrowings			3670			
	C. Trading and investment securities:						
	1. Exempted securities			3735			
	2. Debt securities			3733			
	3. Options			3730			
	4. Other securities			3734			
	D. Undue Concentration			3650			
	E. Other (list)			3736		0	3740
10.	Net Capital				$	22,989	3750

Non-allowable assets:		
Accounts receivable	$	479,522
Fixed assets, net		32
Total	$	479,553

Reconciliation between unuadited and audited Net Capital Computation

Net capital per unaudited FOCUS Report Part 11A	$	53,787
Dividend payable		(25,279)
Increase in state replacement taxes payable		(5,268)
Increase in expenses		(251)
Net capital per audited financial statements	$	22,989

See Independent Auditors' Report.

BROKER OR DEALER
ARBORDALE HEDGE INVESTMENTS as of December 31, 2004

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$	2,213	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13.	Net capital requirement (greater of line 11 or 12)	$	5,000	3760
14.	Excess net capital (line 10 less 13)	$	17,989	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$	19,670	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition				$	33,196	3790
17.	Add:						
	A. Drafts for immediate credit	$		3800			
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
	C. Other unrecorded amounts (List)	$		3820	$	0	3830
19.	Total aggregate indebtedness				$	33,196	3840
20.	Percentage of aggregate indebtedness to net capital (line 19÷by line 10)				%	144.40%	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)				%	0.00%	3860

See Independent Auditors' Report.

ARBORDALE HEDGE INVESTMENTS, INC.
(formerly HFR Investments, Inc.)
(An Illinois Corporation)
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FO
BROKER-DEALERS UNDER RULE 15c3-3

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3

as of December 31, 2004

The Company does not carry customer accounts as defined by rule 15c3-3 of the Securities Exchange Act of 1934. Therefore, the Company is exempt from the provisions of that rule.

See Independent Auditors' Report.

MICHAEL J. LICCAR & CO.
Certified Public Accountants

MEMBER
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Sole Stockholder
Arbordale Hedge Investments, Inc.
Chicago, Illinois

We have examined the financial statements of Arbordale Hedge Investments, Inc., for the year ended December 31, 2004, and issued our report thereon dated February 25, 2005. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with requirement for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not currently carry securities accounts for customers or perform custodial functions relation to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance

53 West Jackson Boulevard · Suite 1250 · Chicago, Illinois 60604
(312) 922 · 6600 (800) 922 · 6604 Fax (312) 922 · 0315
www.liccar.com

management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, except as noted above, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission and the National Association of Securities Dealers and should not be used for any other purpose.

Certified Public Accountants

Chicago, Illinois
February 25, 2005

ARBORDALE HEDGE INVESTMENTS, INC.
(an Illinois Corporation)

FINANCIAL STATEMENTS AND SUPPORTING SCHEDULES PURSUANT TO RULE 17a-5(d) OF THE SECURITIES AND EXCHANGE COMMISSION

as of December 31, 2004